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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATALINK CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
ISSUED UNDER THE DATALINK CORPORATION 1999 INCENTIVE
COMPENSATION PLAN (AS AMENDED ON DECEMBER 18, 2000)
(Title of Class of Securities)

237934 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

GREG R. MELAND
PRESIDENT AND CHIEF EXECUTIVE OFFICER
DATALINK CORPORATION
8170 UPLAND CIRCLE
CHANHASSEN, MINNESOTA 55317-8589
TELEPHONE: (952) 944-3462
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 JEFFREY C. ROBBINS
MESSERLI & KRAMER P.A.
150 SOUTH FIFTH STREET, SUITE 1800
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE: (612) 672-3706

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CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) PAID. IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
AMOUNT PREVIOUSLY PAID:	$626.00	FILING PARTY:	Datalink Corporation
FORM OR REGISTRATION NO.:	005-58833	DATE FILED:	August 29, 2003
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CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTION TO WHICH THE STATEMENT RELATES:

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THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒
ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

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GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

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AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender ☐

INTRODUCTION

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on August 29, 2003 by Datalink Corporation (the "Company"). Capitalized terms this Amendment uses but does not define have the respective meanings given to them in the Schedule TO and its exhibits.

ITEMS 1, 2, 4, 7 and 11.

        Items 1, 2, 4, 7 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Exchange, are hereby amended as follows:

        1.     The next to last sentence of the second paragraph on the first page of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        "The Replacement Options will not be vested upon grant, but will fully vest on a single date two years later if the Eligible Participant is still employed by Datalink."

        2.     The first paragraph of Question 5 of the section of the Offer to Exchange entitled "Summary of Terms" is hereby amended and restated in its entirety as follows:

        "To participate in the Option Exchange Program, you must make a voluntary election by 11:00 p.m. Central Time on September 26, 2003, to cancel some or all of your outstanding stock options that we granted prior to February 14, 2003 in exchange for new stock options to be granted on the Replacement Date. If you wish to participate by exchanging any options, you will be required to cancel all options granted to you on those same grant dates. Your voluntary election becomes irrevocable at 11:00 p.m. Central Time on September 26, 2003. We intend to promptly accept all such options after expiration of this deadline. However, if we do not accept your tendered options within 40 business days after commencement of the Option Exchange Program (i.e., by October 27, 2003), the Option Exchange Program will expire and we will not cancel your options."

        3.     The last sentence of the second paragraph of Question 12 of the section of the Offer to Exchange entitled "Summary of Terms" is hereby amended and restated in its entirety as follows:

        "Subject to our rights to extend, terminate and amend the Option Exchange Program, we will accept all such options promptly after the expiration of the deadline to elect to participate in the Option Exchange Program."

        4.     The last three sentences of the first paragraph of Question 16 of the section of the Offer to Exchange entitled "Summary of Terms" are hereby deleted in their entirety.

        5.     The first sentence of Question 23 of the section of the Offer to Exchange entitled "Summary of Terms" is hereby amended and restated in its entirety as follows:

        "We will accept promptly after the Expiration Date all Eligible Options that are properly submitted to be exchanged and for which the election has not been validly withdrawn (along with all other Eligible Options that were granted to you on the same grant dates)."

        6.     The second paragraph of Section 3(c) of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "Subject to our rights to extend, terminate and amend the Option Exchange Program, we will accept promptly after the Expiration Date all properly elected (or deemed elected) options that have not been validly withdrawn."

        7.     The last paragraph of Section 6 of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "Subject to our rights to extend, terminate and amend the Option Exchange Program, we will accept promptly after the Expiration Date all Eligible Options that are properly submitted (or are deemed to have been so submitted) for exchange and have not been validly withdrawn."

        8.     The fifth sentence of Section 3(b) of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "We also reserve the right to waive any defect or irregularity in any election with respect to any particular options or any particular option holder, or any of the conditions of the Option Exchange Program as to all options and all option holders."

        9.     The introductory portion of Section 6 of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provision of this Offer to Exchange, we will not be required to accept any Eligible Options that you elect to exchange, and we may terminate or amend the Option Exchange Program, or postpone our acceptance and cancellation of any Eligible Options that you elect to exchange, in each case, subject to certain securities laws and limitations, if at any time on or after September 26, 2003 and on or before the Expiration Date, we determine that any of the following events has occurred that, in our reasonable judgment, has a material effect on the Company's business, condition (financial or other), operations, valuation or prospects and makes it inadvisable for us to proceed with the Option Exchange Program or to accept and cancel Eligible Options that you elect to exchange:"

        10.   The last bulleted item in Section 6 of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "•    any adverse change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us."

        11.   The first sentence of Section 11 of the section of the Offer to Exchange entitled "The Offer to Exchange" is hereby amended and restated in its entirety as follows:

        "We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the Option Exchange Program, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency that is required for making our offer under, or for us to acquire or own the options as described in, the Option Exchange Program."

ITEM 12.

        Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit 99(a)(11) filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003
DATALINK CORPORATION
	By	/s/ DANIEL J. KINSELLA Daniel J. Kinsella, Vice President—Finance and Chief Financial Officer

INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)*	Offer to Exchange dated August 29, 2003.
99(a)(2)*	Form of Electronic Letter to Option Holders.
99(a)(3)*	Form of Letter of Transmittal (Election to Participate).
99(a)(4)*	Notice of Withdrawal (Election Not to Participate).
99(a)(5)*	Form of Confirmation of Participation in the Option Exchange Program.
99(a)(6)*	Press Release, dated August 29, 2003, entitled "Datalink Corporation Announces Voluntary Stock Option Exchange Program."
99(a)(7)*	Datalink Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, incorporated herein by reference.
99(a)(8)*	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, incorporated herein by reference.
99(a)(9)*	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, incorporated herein by reference.
99(a)(10)*
Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference.
99(a)(11)	Form of Electronic Letter to Option Holders dated September 15, 2003.
99(b)	Not applicable.
99(d)*
Datalink Corporation 1999 Incentive Compensation Plan (as amended on December 18, 2000), incorporated herein by reference to Appendix A to the Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003.
99(g)	Not applicable.
99(h)	Not applicable.

*
Previously filed.

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INTRODUCTION
  ITEMS 1, 2, 4, 7 and 11.
  ITEM 12.
SIGNATURE
INDEX OF EXHIBITS